AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, MA 02142

August 5, 2013

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

RE:	Akamai Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 10, 2013
File No. 000-27275

Dear Mr. Gilmore:

This letter responds to the comments included in your letter dated July 8, 2013, regarding Akamai Technologies, Inc.'s (“Akamai” or the “Company”) Form 10-K for the fiscal year ended December 31, 2012, filed on March 1, 2013, and Form 10-Q for the period ended March 31, 2013, filed on May 10, 2013. The comments and the Company's responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.
We note the proposed disclosure provided in response to prior comment 1. Please revise your proposed disclosure to also discuss why the cash held outside the United States would not be subject to federal taxation if returned to the United States.

Akamai Response

We will revise our proposed disclosure related to cash held outside the United States to include a discussion as to why the majority of the funds returned to the United States would not be subject to federal taxation. As of December 31, 2012, we estimate that only $5.0 million of our cash held outside the United States would be subject to federal taxation. Beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we will add disclosure to the Liquidity and Capital Resources section of such Form 10-Q substantially the same as that below:

As of December 31, 2012, we had cash and cash equivalents of $108.3 million held in accounts outside the United States. An immaterial amount of these funds would be subject to United States federal taxation if repatriated, with such tax liability partially offset by foreign tax credits. The remainder of our cash and cash equivalents held outside the United States are subject to, or offset by, inter-company obligations to our parent company in the United States and, therefore, are not subject to United States federal taxation. As a result, our liquidity is not materially impacted by the amount of cash and cash equivalents held in accounts outside the United States.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements (unaudited)

Notes to Unaudited Consolidated Financial Statements

Note 1. Nature of Business and Basis of Presentation, page 7

2.
We note your response to prior comments 2 and 3. It is unclear to us whether there was a change in the function or underlying activities of the global services and support organization or the network build-out and support group such that a change in classification was warranted. Please describe the services being provided under each of these groups in 2012 and 2013 and tell us whether the underlying services provided by these groups changed between 2012 and 2013.

•
To the extent that there was not a change in function or a change in the underlying activities, tell us how you concluded that the presentation in financial statements issued for periods prior to 2013 was appropriate such that you did not previously classify these expenses as cost of revenue.

•
To the extent that there was a change in function or a change in the underlying activities, provide additional details regarding how and when the functions and activities changed and tell us how you concluded that the reclassification of these expenses for periods prior to 2013 was appropriate in your 2013 financial statements.

3.
Additionally, it remains unclear to us how you concluded that a change in the way you analyze your business would result in the reclassification of expenses. As cost of revenues represent the collective costs of deriving revenue, please tell us how you concluded that excluding the costs of services and support and network build-out and support cost of revenues in your financial statements for periods prior to 2013 was appropriate and did not contain an error.

Akamai Response

Referring to our previous letter, dated June 14, 2013, cost of services and support is the direct cost (e.g., salary, bonus, stock-based compensation, benefits, related payroll taxes and travel) of our global services and support organization, which provides customized technical solutions for our customers as well as ongoing technical support. Cost of network build-out and support is comprised of small server-related equipment and third-party support costs to build and maintain our global network of servers.

In early 2013, following the appointment of our new CEO, we undertook a comprehensive reevaluation of our business model, which led to a change in the way we analyze all aspects of our business. An outcome of this reevaluation was that we changed the classification of the cost of services and support and the cost of network build-out and support to cost of revenues from sales and marketing and general and administrative, respectively, in our consolidated statements of operations. We changed the classification of these costs on a current basis because the way we view and analyze these organizations changed, and we changed the classification on a historical basis to allow for consistent year-over-year comparisons. At the time of our reevaluation, we did not assess the change in prior year classification as the correction of an error.

There was no change to the underlying services provided by these groups between 2012 and 2013 or in any period presented in the financial statements included in our Form 10-K for the year ended December 31, 2012. As determined as part of the reevaluation referenced above, based on the nature of the costs and the direct link to providing services to our customers, classification as cost of revenues is appropriate.

Therefore, upon further review of the Staff's comments and the guidance in Accounting Standards Codification (ASC) 250, we have reevaluated the presentation for prior periods included in the financial statements of our Form 10-K for the period ended December 31, 2012, under ASC 250 and determined that the prior presentation was an error. Based on the guidance set forth in Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, however, we have determined that the error is not material based on a comprehensive analysis, which included a review of our prior annual reports on Form 10-K, quarterly reports on Form 10-Q, earnings releases, quarterly conference call transcripts and analyst reports. The highlights and conclusion of our analysis are provided below.

As a result of our analysis, we intend to add disclosures regarding a revision of prior period amounts, in accordance with the guidance in ASC 250, in our Form 10-Q for the period ended June 30, 2013.

Materiality Assessment

The following tables quantify the change in each period presented, as also provided in our letter dated June 14, 2013 (in thousands):

	Three Months Ended March 31, 2012
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$102,566	$22,359	$124,925
Research and development	17,480	—	17,480
Sales and marketing	67,290	(18,295)	48,995
General and administrative	55,706	(4,064)	51,642
Amortization of acquired intangible assets	4,767	—	4,767
Restructuring charge	60	—	60
Total costs and operating expenses	$247,869	$—	$247,869

	Year Ended December 31, 2012
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$431,911	$97,989	$529,900
Research and development	74,744	—	74,744
Sales and marketing	304,404	(81,056)	223,348
General and administrative	227,033	(16,933)	210,100
Amortization of acquired intangible assets	20,962	—	20,962
Restructuring charge	406	—	406
Total costs and operating expenses	$1,059,460	$—	$1,059,460

	Year Ended December 31, 2011
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$374,543	$79,162	$453,705
Research and development	52,333	—	52,333
Sales and marketing	227,331	(64,314)	163,017
General and administrative	191,726	(14,848)	176,878
Amortization of acquired intangible assets	17,070	—	17,070
Restructuring charge	4,886	—	4,886
Total costs and operating expenses	$867,889	$—	$867,889

	Year Ended December 31, 2010
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$303,403	$72,957	$376,360
Research and development	54,766	—	54,766
Sales and marketing	226,704	(59,822)	166,882
General and administrative	167,779	(13,135)	154,644
Amortization of acquired intangible assets	16,657	—	16,657
Total costs and operating expenses	$769,309	$—	$769,309

While the amounts subject to the classification error are not insignificant as a percentage of revenues, expenses and earnings, a quantitative analysis by itself is not determinative of whether an item is material. In addition to the quantitative analysis performed, we have taken into account the following qualitative factors, among others, that we believe to be an important part of our materiality assessment:

•
The correction of the expense classification has no impact on our major statement of operations line items: revenues, total costs and operating expenses, income from operations, net income or net income per share; our cash flows; or on any balance sheet line item. We do not present gross margin as a line item in our consolidated statement of operations.

•
The correction of the expense classification does not impact results in order to meet or exceed investors' expectations. We presented the correction at our annual investor summit on March 11, 2013, and since that time have not received any questions from investors on the matter. In fact, analysts issued reports shortly after the annual investor summit commenting on the correction and noted it did not impact operational performance, financial position or cash flows.

•
We provide GAAP and non-GAAP metrics related to gross margin in our quarterly conference calls, including guidance on these metrics. These metrics include cost of revenues and were the only metrics impacted by the correction of the expense classification. However, the overall historical trends in these metrics were not impacted. Further, to prevent any misunderstanding among investors, subsequent to the correction, we revised the prior period metrics on our website, incorporated the changes in the guidance we provided on our public investor calls and explained the impact of the correction at our investor summit.

•
Analyst reports indicate that our market valuation is driven by a combination of revenue growth, which drives profitability, earnings as measured by a net income per share metric or EBITDA. The individual analysts use different combinations, but revenues and profitability are the key valuation drivers. The correction of the expense classification does not impact revenues or profitability.

•
In discussing our guidance on public investor calls, in addition to other measures, we have provided information regarding our future outlook with respect to improved gross margins due to expected continued declines in some of our costs of revenues. Although the correction of the expense classification increases our total cost of revenues, the change does not impact our overall assessment of expected future gross margin expansion.

•
The correction of the expense classification does not materially impact any prior reported trends in the individual expense line items impacted, including non-GAAP metrics associated with cost of revenues.

•	The correction of the expense classification does not impact compliance with regulatory requirements or any contractual requirements.

•	The correction of the expense classification does not have any impact on past or current executive or employee compensation.

Taking into account both quantitative and qualitative factors, we have determined that the impact of the classification error is not material. However, in order to facilitate investors' ability to perform period-over-period comparisons, we intend to add disclosures regarding a revision of prior period amounts, in accordance with the guidance in ASC 250. We intend to include the following disclosure in footnote 1, "Nature of Business and Basis of Presentation" of the financial statements in our Form 10-Q for the period ended June 30, 2013:

Revision of Prior Period Amounts

In the first quarter of 2013, the Company conducted a reevaluation of its business model. Following the review, the Company determined it was appropriate to change the classification of cost of services and support and cost of network build-out and support as sales and marketing and general and administrative expenses, respectively, to costs of revenues because such costs directly support the Company's revenues. The Company has concluded that the prior classification was an error and that it is immaterial to all annual and quarterly periods previously presented. However, to facilitate period-over-period comparisons, the Company has revised its prior period financial statements to reflect the corrections in the period in which the expenses were incurred.

The effect of the revisions to the consolidated statements of operations for the three and six months ended June 30, 2012, is as follows (in thousands):

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Cost of revenues	$107,457	$23,803	$131,260	$210,023	$46,162	$256,185
Research and development	17,542	—	17,542	35,022	—	35,022
Sales and marketing	75,882	(19,402)	56,480	143,172	(37,697)	105,475
General and administrative	57,997	(4,401)	53,596	113,703	(8,465)	105,238
Amortization of acquired intangible assets	5,463	—	5,463	10,230	—	10,230
Restructuring (benefit) charge	(46)	—	(46)	14	—	14
Total costs and operating expenses	$264,295	$—	$264,295	$512,164	$—	$512,164

The classification error did not affect reported revenues, total costs and operating expenses, income from operations, net income or net income per share; our cash flows; or any balance sheet item. See Item 5 of this quarterly report for the impact on the periods reported in our 2012 annual report and in our 2012 quarterly reports.

In order to provide users of the financial statements with additional information, we will also provide the following disclosure in Item 5, "Other Information", in our Form 10-Q for the period ended June 30, 2013 and in our Form 10-K for the year ended December 31, 2013:

Revision of Prior Period Amounts

In the first quarter of 2013, the Company conducted a reevaluation of its business model. Following the review, the Company determined it was appropriate to change the classification of cost of services and support and cost of network build-out and support as sales and marketing and general and administrative expenses, respectively, to costs of revenues because such costs directly support the Company's revenues. The Company has concluded that the prior classification was an error and that it is immaterial to all annual and quarterly periods previously presented. However, to facilitate period-over-period comparisons, the Company has revised its prior period financial statements to reflect the corrections in the period in which the expenses were incurred.

The effect of the revisions to the consolidated statements of operations for the years ended below is as follows (in thousands):

	Year Ended December 31, 2012
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$431,911	$97,989	$529,900
Research and development	74,744	—	74,744
Sales and marketing	304,404	(81,056)	223,348
General and administrative	227,033	(16,933)	210,100
Amortization of acquired intangible assets	20,962	—	20,962
Restructuring charge	406	—	406
Total costs and operating expenses	$1,059,460	$—	$1,059,460

	Year Ended December 31, 2011
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$374,543	$79,162	$453,705
Research and development	52,333	—	52,333
Sales and marketing	227,331	(64,314)	163,017
General and administrative	191,726	(14,848)	176,878
Amortization of acquired intangible assets	17,070	—	17,070
Restructuring charge	4,886	—	4,886
Total costs and operating expenses	$867,889	$—	$867,889

	Year Ended December 31, 2010
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$303,403	$72,957	$376,360
Research and development	54,766	—	54,766
Sales and marketing	226,704	(59,822)	166,882
General and administrative	167,779	(13,135)	154,644
Amortization of acquired intangible assets	16,657	—	16,657
Total costs and operating expenses	$769,309	$—	$769,309

The effect of the revisions to the consolidated statements of operations for each of the periods ended below is as follows (in thousands):

	Three Months Ended March 31, 2012
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$102,566	$22,359	$124,925
Research and development	17,480	—	17,480
Sales and marketing	67,290	(18,295)	48,995
General and administrative	55,706	(4,064)	51,642
Amortization of acquired intangible assets	4,767	—	4,767
Restructuring charge	60	—	60
Total costs and operating expenses	$247,869	$—	$247,869

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Cost of revenues	$107,457	$23,803	$131,260	$210,023	$46,162	$256,185
Research and development	17,542	—	17,542	35,022	—	35,022
Sales and marketing	75,882	(19,402)	56,480	143,172	(37,697)	105,475
General and administrative	57,997	(4,401)	53,596	113,703	(8,465)	105,238
Amortization of acquired intangible assets	5,463	—	5,463	10,230	—	10,230
Restructuring (benefit) charge	(46)	—	(46)	14	—	14
Total costs and operating expenses	$264,295	$—	$264,295	$512,164	$—	$512,164

	Three Months Ended September 30, 2012			Nine Months Ended September 30, 2012
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Cost of revenues	$109,995	$24,226	$134,221	$320,018	$70,388	$390,406
Research and development	19,351	—	19,351	54,373	—	54,373
Sales and marketing	75,924	(20,718)	55,206	219,096	(58,415)	160,681
General and administrative	54,511	(3,508)	51,003	168,214	(11,973)	156,241
Amortization of acquired intangible assets	5,381	—	5,381	15,611	—	15,611
Restructuring charge	—	—	—	14	—	14
Total costs and operating expenses	$265,162	$—	$265,162	$777,326	$—	$777,326

	Three Months Ended December 31, 2012
	As Previously Reported	Adjustment	As Revised
Cost of revenues	$111,893	$27,601	$139,494
Research and development	20,371	—	20,371
Sales and marketing	85,308	(22,641)	62,667
General and administrative	58,819	(4,960)	53,859
Amortization of acquired intangible assets	5,351	—	5,351
Restructuring charge	392	—	392
Total costs and operating expenses	$282,134	$—	$282,134

The classification error did not affect reported revenues, total costs and operating expenses, income from operations, net income or net income per share; our cash flows; or any balance sheet item.

* * * * * * *

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above, please contact the undersigned at your convenience at 617-444-4772.

Very truly yours,
/s/ James Benson
James Benson
Executive Vice President and
Chief Financial Officer

cc:	F. Thomson Leighton
Chief Executive Officer

Melanie Haratunian
Senior Vice President and General Counsel

Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP